CORRESPONDENCE

     James Vandeberg
jvandeberg@ottolaw.com

                                                                                                                                                                                        August 23, 2006

VIA OVERNIGHT DELIVERY and EDGAR

Carman Moncada-Terry
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 7010

Re:	Linux Gold Corp. (the “Company”)
Amendment 1 to Registration Statement on Form F-3 filed August 9, 2006
File Number 333-135183

Dear Ms. Moncada-Terry:

This is in response to the staff’s verbal comments of August 22, 2006 regarding Amendment 1 to the Registration Statement on Form F-3 filed on behalf of Linux Gold Corp. (the “Company”) on August 9, 2006.

Enclosed please find one copy of (i) Amendment 2 to the Form F-3 filed on EDGAR on August 24, 2006 and (ii) one copy of the marked version of Amendment 2 to the Form F-3. The only changes are the following:

  Incorporation by reference of the Company’s Form 20-F for the fiscal year ended February 28, 2006 filed on August 16, 2006.

  Updated consents for The Otto Law Group, PLLC and Manning Elliott, Charted Accountants.

  New Exhibit 23.3, the consent of Smythe Ratcliffe, Chartered Accountants, regarding the financial statements for the fiscal year ended February 28, 2006

Please contact the undersigned with any further comments or confirm that the staff will not have any further comments on the Form F-3. The Company would like to have the Form F-3 declared effective no later than September 5, 2006 to avoid certain financial penalties. Upon verbal confirmation that the staff has no further comments, the Company will submit a request for acceleration of the effective date of the Registration Statement.

Thank you.

Sincerely,

The Otto Law Group, PLLC

/s/ James Vandeberg

James Vandeberg